For immediate release

Nordion Signs Share Purchase Agreement to Divest MDS Nordion S.A.

Best Medical Belgium Inc. to purchase Nordion’s Belgian operations

OTTAWA, Canada, February 21, 2011 – Nordion Inc. (TSX: NDN; NYSE: NDZ), a leading provider of products and services to the global health science market, today announced it has signed a share purchase agreement (SPA) with Best Medical Belgium (Best Medical) for the divestiture of the Company’s Belgian operations, MDS Nordion S.A. Pursuant to the SPA, Best Medical will acquire all of Nordion’s Belgian operations with the exception of the TheraSphere® business.

Due to the losses incurred in the Belgian operations, Nordion made a decision in fiscal 2010 to restructure or exit this business. This decision is aligned with Nordion’s strategy to optimize its product lines by reducing complexity, managing costs and focusing on areas of the business the Company believes can generate positive long-term returns.

Pursuant to the terms of the SPA, Best Medical will acquire all the employees in Belgium, including related benefit and pension plans, except employees directly supporting the TheraSphere® business. Best Medical will also acquire the Belgian facilities, including current and future decommissioning and waste disposal requirements. Pursuant to the SPA, Nordion will leave an amount of capital in the business, currently estimated to be US$18 million. The final amount will be determined upon closing.

Nordion expects the transaction with Best Medical to be completed in the next several months.  The transaction is subject to customary closing conditions and the confirmation by the regional government in Belgium that its decommissioning obligations related to the site being sold continue, as is, after the transfer of the shares from Nordion to Best Medical.

During this process, MDS Nordion S.A. remains focused on delivering quality product to its customers and managing the business operations.

About Nordion Inc.
Nordion Inc. (TSX: NDN; NYSE: NDZ) is a global specialty health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes, targeted therapies and sterilization technologies that benefit the lives of millions of people in more than 60 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has more than 600 highly skilled employees in four locations. Find out more at www.nordion.com.

Forward Looking Statements
Certain statements contained in this news release constitute "forward-looking statements". These statements are based on current beliefs and assumptions of management, however are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from the forward-looking statements in this news release. For additional information with respect to certain of these beliefs, assumptions, risks and uncertainties, please refer to Nordion’s Annual Information Form for fiscal 2010 available on SEDAR at www.sedar.com and on EDGAR on www.sec.gov.

2010 Annual Financial Statements
Nordion filed its 2010 Annual Report, including its audited consolidated financial statements and notes for the year ended October 31, 2010, and related management’s discussion and analysis on January 20, 2011. To view the Company’s annual disclosure documents, visit Nordion’s profile on www.sedar.com or Nordion’s website at www.nordion.com/investors/annual_reports.asp. Print copies can be ordered on the Company’s website at http://www.nordion.com/investors/report_request_form.asp.

CONTACTS:
MEDIA:
Shelley Maclean
(613) 592-3400 x. 2414
shelley.maclean@nordion.com

INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

SOURCE: Nordion